September 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi and Mr. Christian Windsor

Re:	Hoyne Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-288102)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Hoyne Bancorp, Inc. in requesting the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective at 4:00 pm Eastern Time, on September 30, 2025 or as soon thereafter as practicable.

Very truly yours,

/s/ Patricia A. McJoynt

Patricia A. McJoynt
Managing Director